INVEST IN **ESŌES COSMETICS**

Fighting Drug Facilitated Assault + Violence With Patented Smart Safety Cosmetics


esōes

esoescosmetics.com Las Vegas NV

Featured Investors



Ben Tupper

Syndicate Lead

Owner, rentfromben.com, providing housing to hundreds of Syracuse University students. Army Retired...

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Greetings current and future Esōes investors! My name is Ben Tupper, and I am proud to be the lead investor for this new round of funding for Esōes! When people first meet me, they see a guy with lots of military themed tattoos, a big beard, and a passion for all the things that make Las Vegas "Sin City"!

What they don't see is that I am a survivor of sexual assault. They also don't see that my sister, both my ex-wives, my mother in law, and many of my best friends (male and female) were victims of rape and or sexual assault. They don't see the tears that I and my friends and family have shed, the thousands of dollars spent on counseling, and the years of self medicating and substance abuse that so many victims endure in an attempt to escape these sexual traumas.

I was taught in my twenty years in the Army that you never leave a fallen comrade behind. When you see someone suffering, regardless of the problem, you step up and render "buddy aid". How this manifests can range wildly, from pulling a wounded soldier out of the line of fire, to spending a night watching over a friend who has expressed self harm ideations.

We all know that trauma is not limited

to military service. In fact, statistics show that there are far more people suffering from PTSD and the related effects due to sexual trauma, than from wartime service. I "won the lottery" and experienced both types of traumas, so for me supporting victims, and preventing new ones, is a daily mission. That is why investing in a company like Esões was a no-brainer. I can put my money in the hands of motivated entrepreneurs, and watch that money not only generate the potential of profit, but even more importantly, these resources can prevent my daughter, and your daughters, and our friends, from being the next victims of sexual assault.

We cant go back in time and undo the assaults many of us have already experienced, but we can work now, through our investments, to prevent future ones from happening. Esões is one of the tools in the toolbox to accomplish this goal. I hope you will join me in this round of funding to make this goal of reducing sexual assaults a reality through the innovative products being created by Esões.

Invested $20,000 this round

Highlights

1. We went from concept to market in 18 months + sold out our first product run in over 40 states.
2. We started shipping product in August 2022 with $30,000 in pre-sales
3. We have an epic utility patent on our product and a patent pending on our software.
4. We've had over 10 million views on social media + have 75K+ authentic social media followers
5. We hired the scientist + engineer who created the drug detection nail polish for our dev team
6. We have built a patented tech enabled lipstick that could save your life
7. We raised $350K with a friends & fam round + 60 angel investors pre-product launch
8. We've done 60+ media stories on Esões and we were casted on Entrepreneur Elevator Pitch Season 10

Our Team



Joy Hoover Inventor, Founder, and CEO



3rd time founder in the women's safety space, 13+ years experience as an entrepreneur, Raised over $7million in cash + investments through previous ventures, Accomplished Tedx Speaker, Unstoppable force for good.



Philip Hoover Co-Founder and CXO

3rd time co-founder in women's safety space, 13+ years of experience in tech, customer service + entrepreneurship, Accomplished corporate + customer service trainer, Passionate ally.

Pitch

Hi, my name is Joy Hoover, and if I don't know you yet, I'm so excited to meet you! I'm here to share a bit of our story of our last 13+ years as Women's Safety Activists and share just why we're the right company to link arms with in fighting the epidemic of drug facilitated sexual assault and violence! If you're not a reader, here's a TLDR in art form for you!


1 in 4 women experience violence in their lifetime.
So we created a lipstick that could save your life
With fifty 5 star reviews, we've sold out & shipped to 40 states!
Now we're inviting you to invest in our Lipstick Revolution
INVEST IN THE LIPSTICK REVOLUTION.

But if you like stories, have I got a story for you!! Here it goes...

Our journey started in 2010 when we sold 90% of our belongings in Michigan and packed up our little Jetta with a few suitcases and moved to Las Vegas.





The day after we arrived in Vegas, we started connecting with + serving our community. We worked with thousands of survivors providing resources + support & helping many of them leave abusive situations. Through this, we truly learned what courage looks like.


Budget

And then suddenly it became very personal to us. My Father-in-Law was abusive for the entirety of my partner Phil's life, and on April 10, 2013, he took the life of my mother-in-law, brother-in-law, and himself.



Double Murder/Suicide – Marcia Hoover (Newaygo County, MI)

GRAND RAPIDS

911 call: 'He's coming after me. He's going to shoot me,' slain Newaygo County wife says

Published: Apr. 11, 2013, 10:35 p.m.

By John Tunison | jtunison@mlive.com



EWAYGO COUNTY, MI — It was a 911 call from Marcia Faye Hoover, Charles Hoover's wife, that drew police around 1:45 p.m. Wednesday to the couple's Lilley Township residence, police told MLive today.

Hoover told dispatchers her husband had shot the couple's adult son, also named Charles Hoover.

That was the last time Marcia Hoover would talk to the police.

UPDATE: Newaygo County double homicide,suicide: Answers elusive for survivors

NEWAYGO COUNTY, MI -- In a graphic 911 call, Marcia Hoover is breathless and clearly in distress as she tells a 911 dispatcher that her husband is about to shoot her.

"He's coming after me. He's going to shoot me," Marcia Hoover yells to the dispatcher on Wednesday, April 10.

So the mission became even more important & the more we learned about trafficking and abuse, the more we realized the enormous amount of barriers that impacted survivors. So we created fundraising systems that allowed thousands of people to link arms with us and collectively meet the increased need.


funraise
Get a demo
400% Increase in Recurring Revenue for Anti-Trafficking Nonprofit
Erin Booker
March 2, 2020
5 minutes
Nonprofit Trends
Case Studies

As we worked to partner with our community - we were honored with some incredible awards like the Champion of Justice in Service alongside folks from the UNLV Immigration Center and our previous Sheriff, now current Governor.



We also had the opportunity to bring on real estate investors + donors to raise over $2M in investments + cash so we could start building a safe space for survivors to heal while earning income so they could rebuild their lives!



And then in October 2021 we knew we had to take the next step. We were so pissed off that after almost 12 years of working to fight the epidemic of violence, the numbers weren't decreasing - in fact they were increasing by about 2.9% year over year! I had this wild idea of Safety Cosmetics and after bringing on a legal + dev team, Esoes Cosmetics Inc. was started. This was our very first drawing created by 2 amazing engineering students Bo Baird & Lili Heim!


??
Multipule incognito
drink tests on
one strip
esōes
Color indicating



And then in October 2021 we knew we had to take the next step. We were so pissed off that after almost 12 years of working to fight the epidemic of violence, the numbers weren't decreasing - in fact they were increasing by about 2.9% year over year! I had this wild idea of Safety Cosmetics and after bringing on a legal + dev team, Esoes Cosmetics Inc. was started. This was our very first drawing

created by 2 amazing engineering students Bo Baird & Lili Heim!


Multipule incognito
drink tests on
one strip
esōes
Color indicating


ARTS
DISTRICT

In May of 2022 after 8 months of pursuing my dream scientist on linked in, he finally offered to take a meeting with me! Nick was the head scientist for a drug testing nail polish that unfortunately never went to market. But because I knew





In May of 2022 after 8 months of pursuing my dream scientist on linked in, he finally offered to take a meeting with me! Nick was the head scientist for a drug testing nail polish that unfortunately never went to market. But because I knew to life!



NEVER WALK ALONE WITH OUR ESŌES
PANIC BUTTON + CUSTOMIZABLE SAFETY APP
DEVICE - CLICK ONE
LOCATION FUNCTION
SEND LOCATION TO: BESTIES
DEVICE - CLICK TWO
SMS FUNCTION
SEND SMS TO: BESTIES
DEVICE - CLICK THREE
RECORD FUNCTION
RECORD AUDIO
EMERGENCY FUNCTION
CONTACT EMERGENCY SERVICES
Name: Best Friend
EDIT PROFILE
CANCEL EMERGENCY ALARM
Enter your PIN to confirm cancellation
CANCEL
OK
SET HOME LOCATION
North Las Vegas
Las Vegas
Sunrise Manor
Paradise
Enterprise
Current Location
ENTER THE TEXT TO SELECTED CONTACTS
Hi! I just tested my drink and I'm seeing 1 line - I've been drugged and I need help immediately!!
SAVE MESSAGE
ENTER THE VOICE MESSAGE TO SELECTED CONTACTS
I'm out at Omni with a guy I just met. I'm feeling a little nervous, could you just call me back right away.

With a product + app prototypes in hand, we were able to bring on over 60 investors and raise over $300K through a Special Purpose Vehicle Fund. Our investors are 85% female + survivors and we love having male allies to add to the mix! Our investors live all over the country and they have been our biggest cheerleaders & were the first to share product feedback!





As we started sharing our product on social media, MILLIONS of people showed their support & the most heartbreaking stories started rolling in. If we had any doubt that this product was needed, this showed us how much people all over the globe were interested in our product and we gained over 75K followers + $30K in pre-sales!!



maxiesutton855
When will these be available for other countries like Australia?
wildberrycreations ▸ esoescosmetics
It was definitely life changing. I absolutely will not drink out like that again.
justmeitzalyshahere
It happend me the first time in my drink 14-02-1
wildberrycreations ▸ justmeitzalyshahere
I am so sorry, my 1st time was 3.18.08 at my own home by a guy who was in my Christian Group in college. I literally trust only my husband!
kennzie2.000
I'm heading off to college in a big city in a few months. definitely need one, can't have a 4th
I need to say is that I love you. I'm only 14
I've gotten drugged, and kidnapped before, I'm fine now but I need this in my life.
My fiancé is ready to order some for me and my bestie for our girls night
denimyte
This. I needed this 3 years ago, and I'm gonna make sure everyone I care about has one. I don't care if I can't afford myself one as long as I know
denimyte
that they're safe, and this is exactly what they need. discreet and better than the "safety keychains"
Will it arrive in Latin America?
curiocait
I VERY rarely see something and feel burning need to have it. this is one of things.
alexchan2020 ▸ esoescosmetics
I hope they get to europe too someday...it will be needed

Media also went wild for Esoes and we were featured in over 60 media stories nationwide and even landed a feature in a Polish publication!!



Las Vegas Review-Journal
Lipstick tube from Las Vegas company tests for date-rape drugs, can call 911
Oct 29, 2022
KTNV
A lipstick revolution: New cosmetic line hopes to combat domestic violence and date rape
Oct 30, 2022
Cosmetics Design
Lipstick startup Esōes launches smart lipstick with date rape drug detection and Bluetooth safety...
Dec 20, 2022
Deseret News
Esoes cosmetics is making safety a first priority in the beauty market
Nov 2, 2022
8 News NOW
Las Vegas couple gets creative with women's safety device
Oct 30, 2022
KTNV
Users of date rape detection lipstick say it helped save their lives
POMADKA - NIEZBĘDNI NA DYSKOTECE
Joy Hoover and Esoes
Building a Safer World – One Lipstick at a Time
Woman invents lipstick and app that can help prevent assault
Oct 29, 2022
KSNV
Las Vegas cosmetics company hosts relationship safety panel
Feb 5, 2023
Nevada Public Radio
Las Vegas woman creates cosmetics that double as safety device
Jan 3, 2023
ABC7 Chicago
Technology-advanced lipstick, app created by Esōes Cosmetics to help prevent date rape, domestic...
Oct 29, 2022
KSNV
Las Vegas company launches lipstick to test for date rape drugs, call 911
Dec 2, 2022

We also got SUPER exciting news in July that our utility patent was granted as were both our trademarks, and our software patent was just recently converted!



To Promote the Progress
of Science and Useful Arts
The Director
of the United States Patent and Trademark Office has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements


a month or two ago and this could help us be safer!!!
kennzie2.000
I'm heading off to college in a big city in a few months. definitely need one, can't have a 4th
I VERY rarely see something and feel burning need to have it. this is one of things.
alexchan2020 › esoescosmetics
I hope they get to europe too someday...it will be needed
emosmodena
TAKE MY MONEY SIS
thecolorofmyenergy
I needed this last year
theartist_heron
that's genius
cheywilliams0
Ppl need to know about this!!!! This is top

Media also went wild for Esoes and we were featured in over 60 media stories nationwide and even landed a feature in a Polish publication!!


Las Vegas Review-Journal
Lipstick tube from Las Vegas company tests for date-rape drugs, can call 911
Oct 29, 2022
KTNV
A lipstick revolution: New cosmetic line hopes to combat domestic violence and date rape
Oct 30, 2022
Cosmetics Design
Lipstick startup Esöes launches smart lipstick with date rape drug detection and Bluetooth safety...
Dec 20, 2022
Deseret News
Esoes cosmetics is making safety a first priority in the beauty market
Nov 2, 2022
8 News NOW
Las Vegas couple gets creative with women's safety device
Oct 30, 2022
KTNV
Users of date rape detection lipstick say it helped save their lives
RACJA NEWS
POMADKA - NIEZBĘDNI NA DYSKOTECE
Joy Hoover and Esoes
Building a Safer World – One Lipstick at a Time
Woman invents lipstick and app that can help prevent assault
Oct 29, 2022
KSNV
Las Vegas cosmetics company hosts relationship safety panel
Feb 5, 2023
Nevada Public Radio
Las Vegas woman creates cosmetics that double as safety device
Jan 3, 2023
ABC7 Chicago
Technology-advanced lipstick, app created by Esöes Cosmetics to help prevent date rape, domestic...
Oct 29, 2022
KSNV
Las Vegas company launches lipstick to test for date rape drugs, call 911
Dec 2, 2022

We also got SUPER exciting news in July that our utility patent was granted as were both our trademarks, and our software patent was just recently converted!


The Director
Patent
Director of the United States Patent and Trademark Office

We created our own proprietary bluetooth & brought on a Las Vegas based lipstick + device manufacturer and despite all the wild hurdles, we were able to get product into all our pre-buyers hands the first week of August! We've spent the past few months hearing feedback, editing the product a few times as we test V1 & V2 with customers, all while working to find our product market fit!




consent is

We also launched some kickass merch which you will have the opportunity to get for free with your investment!


esōes
lipstick
Follow @esōescosmetics on Instagram, Facebook or TikTok + choose a free sticker!
Esōes Crew Neck $55
Esōes T-Shirt $30
Esōes Beanie $25
$10

So why do we need you?! Well, we are ready to get our V3 safety lipstick manufactured in massive quantities to meet our customer demand, add new lip colors + product features, expand our app capabilities, increase our rufie test strips ability to test more beverages & eventually detect more drugs and expand our community to take Esoes to the next level! So we are super excited to invite you into our lipstick revolution! Have any questions? Don't hesitate to reach out to us at: **hello@esoescosmetics.com** & check out our professional pitch deck below for lots more info! Let's do this!!!

Fighting Drug Facilitated Sexual Assault and Violence Through Patented Smart Safety Cosmetics!

Safety Cosmetics!

The Statistics

(Sources: WHO, RAINN, Alcohol.org)



1 in 4 Women in the US
have been subjected to physical or sexual violence in their lifetime

82% of Women
have thought about their safety while dating

13 - 30 Minutes
most drugs used to spike drinks take 13-30 minutes to take effect

56% of Women
have had their drinks spiked


Try Pitch
Esōes Anchor Angels

Welcome to the Lipstick Revolution

Our Solution

Smart Safety Cosmetics

First up | Safety Lipstick
> Covert Rufie Drink Testing Strips
> Bluetooth Panic Button That Connects with Customizable Safety App
> Interchangeable Liquid Lipstick/Lipgloss
> *Patent Submission: 10.27.21*
> *Patent Converted: 10.27.22*
> *Patent Issued: 10.24.23*
> *U.S. Patent No. 11,796,478*


Made in Nevada


600
cosmetic container
60 system
container body
620
chemical presence indicator
632
660 moisture absorber
610
container cap


650
cosmetic item
630
chemical
testing
assembly
640
Alert module

The Specs

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Patent Pending Software | Esões Safety App in iOS + Google Play Stores

Submission to USPTO: 10.27.22 | U.S. Provisional Patent Application No. 63/420,076


PERSONALIZED SAFETY PLAN WITH YOUR CONTACTS!
actions
contacts
location
certification
messages
user settings
how to use
CUSTOMIZE YOUR TEXT OR PHONE MESSAGE!
CREATE PROFILE + PIN NUMBER FOR EMERGENCIES
EDIT PROFILE
CANCEL EMERGENCY ALARM
SET HOME LOCATION
Las Vegas
SEND YOUR LOCATION COORDINATES!

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Our Market

TAM | $9.2 Billion
Global Lipstick Market Value in 2021

SAM | $226 Million
Liquid Lipstick + Lipgloss Sales in 2022 in the US

SOM | $10.1 Million
Projected Esões Sales Revenue Through FY'25

Try Pitch

7

Future projections cannot be guaranteed.

How We'll Make Money | Safety Cosmetics + App

$30,000 in Pre-Sales

B2C | PRODUCT + APP

PRODUCT
$59.95/UNIT

ESŌES+ APP
$69.95/YR

$195|LTV

$15 | COGS (large batch)
$30 | COGS (small batch)
$12.95 | Lip Color Refills
$2.50 | Test Strip Refills
$19.95 | Monthly Subscription
(Which Includes Test Strips + Lip Color)

B2B | WHOLESALE

PRODUCT
$39.95 /1000+ UNITS
$49.95 /100+ UNITS

APP
$34.95 (6 MO FREE)
$54.95 (3 MO FREE)

Key Partners + Vendors
> Nonprofit Partnerships
> University Partnerships
> Real Estate Brokerage Partnerships
> Pageant Organization Partnerships
> Retail Partnerships | Target
> Co-brand Partnerships | Sephora

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How We'll Make Money | B2B Accredited Safe Space Certifications

B2B Lead Gen - $30,000 in Sales to Date

SMALL BUSINESS PACKAGE | $500
> 90-min of Instruction
> 1-year Certification as an Esōes Certified Space

CORPORATE PACKAGE | $5,000
> All Items in Small Business Package
> Monthly Safety Consulting Call

> Premier Logo Placement on our Website as one of our Safe Space Small Business Partners



> 20 Esōes Smart Safety Starter Kits
> Access to all Premium Esōes Resources
> Online Community With Other Safe Space Certified Businesses
> Co-Branded Marketing + Other Partnership Opportunities

How We Reach Our Customers

75,000+ Social Followers & 60+ Media Stories to Date

- COMMUNITY EVENTS
- COLLEGE TOUR
- MAILING LISTS
- INFLUENCER MARKETING
- ORGANIC SOCIAL
- PAID SEARCH + SOCIAL

University of Washington · Texas A&M University · Paul Mitchell the school Las Vegas · Stevens Institute of Technology · University of Nevada, Reno · UNLV · Columbia University · College of Southern Nevada — Investing in Our Future. Students First. · Western Oregon University · The University of Texas at Austin · UTSA


Tiktok Data
Total Viewers
2,862,666
94%
Female
6%
Male
Age
18-24
59%
25-34
28%
35-44
9%
45-54
2%
55+

Competitors + Our Ecosystem of Solutions

	esōes $59.95	nightcap $11.99	she's birdie $129	ADT Invisawear $149	knope $20
Drink Testing Product	✓				✓
Bluetooth Safety Activation	✓		✓	✓	
Community Give Back	✓	✓	✓		
Education	✓	✓			

Joy Hoover | CEO, Inventor, Founder

> 13+ years of Entrepreneurship
> $7.5M+ raised
> 3X Founder in Women's Safety Space
> Accomplished TEDx Public Speaker
> WODA 2022 Entrepreneur of the Year

The Cupcake Girls · LOCAL FOR ALL You belong here. · esōes





Philip Hoover | Chief Experience Officer
13+ years of experience in Tech, Customer Service + Entrepreneurship
Co-Founder + Chief Experience Officer at Esōes
Market Trainer and Genius at Apple
Co-Founder of The Cupcake Girls + Local For All



Annette Mullin | Safe Space Certification Training Lead



The Team
24+ years of experience in Law Enforcement + Crime Prevention Training
Police Sergeant, LVMPD
Specialized in Sexual Assault, Abuse, & Crisis Negotiations
Built + Facilitated Local and International Crime Prevention Seminars
Mike Fitzpatrick | Fractional CFO Advisor
20+ years of experience in Finance, Fundraising, Operations + OKR
CFO, Freeland Spirits
Finance Manager to Senior Director, at Nike
Secured over $50M in Seed and Series A funding from investors
including Battery Ventures, OpenView and Foundry.
Maddi Godard | Artist & Creative Director
15+ years of experience in Traditional + Digital Art, Social Media, Marketing
Traditional Artist with art in Allegiant Stadium & Michael Godard Gallery
Social Media Manager Mecha Fight Club
allegiant stadium
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Esōes Highlights!
PRODUCT DEVELOPMENT
DRINK TEST STRIP
+Contracted with Kymanox for all scientific + engineering designs
+Tested first round of beverage categories beer + seltzer with all benzos and have full quality assurance testing in hand
+Branded, designed + purchased first 10K test strips
ESŌES APP
+Contracted with Zoo Zoo Web to build, design & finalize app
+App approved and in iOS & Google Play Stores
BLUETOOTH TECHNOLOGY
+Created our own proprietary firmware + software with Holyiot
+Finalized bluetooth design + testing
+Purchased + received first 1000 units
MANUFACTURING
+Contracted with Las Vegas based Manufacturer Unlimited Custom Creations
+First 500 safety lipstick devices delivered to prebuyers as we work to find PMF + V2 revised version delivered
+Redesigning safety lipstick devices to launch V3
GO TO MARKET
SALES
+30K in pre-sales
+Shipped product to over 40 States
+50 5-Star Reviews
MEDIA COVERAGE + SOCIAL MEDIA
+Over 50 news stories completed with 95 million+ audience in over 10 states
News3LV Segment: Link to listen here
KTNV Segment: Link to listen
+10 million+ views on tik tok
+Over 75K+ followers on social media
+Secured collabs with 2 influencers with 26 million+ followers
+Got casted for Entrepreneur Media's Elevator Pitch & Esōes's episode airs Dec 13th!
Link to trailer here
WEBSITE / BRANDING
+Custom logo created by Simon Walker
+Website designed and finalized
+Marketing + instructional videos complete
+Hand-drawn packaging + merch by Artist Maddi Godard
BUSINESS OPS
FINANCIALS
+Raised $350K with Angels
+Established by-month cash forecast
LEGAL
+2 Trademarks approved & ready for conversion
+Product patent issued June '23
+Technology patent pending
TEAM
+Ambassadors, investors, and partners in place to support development timelines
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Fundraise + Use of Funds
$750k Pre-Seed | $350k Raised to Date
Legal
$62,500
Sales
$75,000
Marketing
$150,000
Key Employees
Full Time CEO, COO, CMO
$140,000
Manufacturing
$160,000
Product + App Dev
$162,500
$0
$50,000
$100,000
$150,000
$200,000
> SAFE note
> 20% Discount
> 7 Mil Cap
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$124,000 of this total is currently being raised on Wefunder.



Esōes Financial Projections
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Key Outputs	FY23	FY24	FY25	FY26
Units Sold	624	31,500	140,763	281,525
Sales $$	**$ 71,612**	**$ 1,795,500**	**$ 8,284,603**	**$ 16,569,206**
vs. LY	*184%*	*2407%*	*361%*	*100%*
Gross Profit	24,863	1,093,050	5,427,120	12,211,019
Gross Margin	*35%*	*61%*	*66%*	*74%*
OpEx	136,735	682,413	2,288,747	5,721,867
Net Income	$ (111,872)	$ 410,637	$ 3,138,373	$ 6,489,152
Op Margin	*-156%*	*23%*	*38%*	*39%*
Ending Cash Balance	**$ (10,671)**	**$ 549,965**	**$ 3,688,338**	**$ 10,177,490**

Future projections cannot be guaranteed.